Orbis
Grupa Hotelowa

Warsaw, 2006-06-19

United States Securities and Exchange Commission
Washington D.C. 20549
USA



06014747

Ref.: 82-5025

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Dear Sirs,

Please find enclosed the text of the Current report no 14/2006.
Best regards

Krzysztof Gerula

I Vice-President

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

6/29

Current report No 14/2006
Draft resolutions of the Annual General Meeting of Shareholders of "Orbis" S.A. to be held on June 28, 2006.

Draft Resolution
regarding point 5 of the agenda:

Resolution No 1
concerning approval of the Management Board's report on the operations of „Orbis" S.A. for the period from January 1, 2005, up till December 31, 2005.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
The Management Board's report on the operations of the Company for the period from January 1, 2005, up till December 31, 2005, is hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 6 of the agenda:

Resolution No 2
concerning approval of the financial statements of "Orbis" S.A. for the period from January 1, 2005, up till December 31, 2005.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
The financial statements of the Company for the financial year 2005 including:

1. the balance sheet prepared as at December 31, 2005, showing the total balance of assets and liabilities of PLN 2 116 748 thousand (say: two billion one hundred and sixteen million seven hundred and forty eight thousand zlotys),
2. the income statement for or the period from January 1, 2005, up till December 31, 2005, showing a net profit of PLN 81 932 thousand (say: eighty one million nine hundred and thirty two thousand zlotys),
3. cash flow statement for the period from January 1, 2005, up till December 31, 2005, showing an increase in the balance of cash and cash equivalents during the financial year by PLN 24 690 thousand (say: twenty four million six hundred and ninety thousand zlotys),
4. statement of changes in shareholders' equity for the period from January 1, 2005, up till December 31, 2005, showing an increase in the balance of shareholders' equity by PLN 66 188 thousand (say: sixty six million one hundred and eighty eight thousand zlotys),
5. the notes and additional information to the financial statements,

are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 7 of the agenda:

Resolution No 3

concerning division of net profit generated in the financial year ended December 31, 2005.

Acting pursuant to Article 395 § 2 point 2 and Article 348 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 4, § 35 section 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The net profit generated during the financial year ended December 31, 2005, amounting to PLN 81 932 019 (say: eighty one million nine hundred thirty two thousand and nineteen zlotys), shall be apportioned to:

1. dividend - in the amount of PLN 15 666 182.72
2. retained earnings - in the amount of PLN 66 265 836.28

§ 2

1. The value of dividend shall be fixed at 34 Grosze per one share.
2. Dividend entitlement date is set for August 8, 2006.
3. Dividend payment date is set for August 25, 2006.

§ 3

The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 8 of the agenda:

Resolution No 4

concerning approval of the annual consolidated financial statements of the Orbis Group prepared as of December 31, 2005 and the Management Board's report on the operations of the Orbis Group for the financial year 2005.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the official journal „Dz.U." 2002, No 76, item 694, as later amended), it is hereby resolved as follows:

§ 1

The annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2005, including:

1. the consolidated balance sheet prepared as at December 31, 2005, showing the total balance of assets and liabilities of PLN 2 177 895 thousand (say: two billion one hundred and seventy seven million eight hundred and ninety five thousand zlotys),

2. the consolidated income statement for or the period from January 1, 2005, up till December 31, 2005, showing a net profit of PLN 97 971 thousand (say: ninety seven million nine hundred and seventy one thousand zlotys),

3. consolidated statement of changes in shareholders' equity for the period from January 1, 2005, up till December 31, 2005, showing an increase in the balance of shareholders' equity by PLN 81 485 thousand (say: eighty one million four hundred and eighty five thousand zlotys),

4. consolidated cash flow statement for the period from January 1, 2005, up till December 31, 2005, showing a net increase in the balance of cash and cash equivalents during the financial year by PLN 41 438 thousand (say: forty one million four hundred and thirty eight thousand zlotys),

5. the notes and additional information to the financial statements,

are hereby approved.

§ 2

The Management Board's report on the operations of the Orbis Group for the financial year 2005 is hereby approved.

§ 3

The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 9 of the agenda:

Resolution No 5

concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2005.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2005:

1. Jean Philippe Savoye - for the period from January 1, 2005, till December 31, 2005.

2. Krzysztof Andrzej Gerula - for the period from January 1, 2005, till December 31, 2005.

3. Andrzej Bobola Szułdrzyński - for the period from January 1, 2005, till December 31, 2005.

4. Ireneusz Andrzej Węgłowski - for the period from January 1, 2005, till December 31, 2005.

5. Yannick Rouvrais - for the period from January 1, 2005, till December 31, 2005.

6. Alain Billy - for the period from January 1, 2005, till June 10, 2005.

7. Jolanta Wojciechowska de Cacqueray Valmenier
- for the period from June 10, 2005, till December 31, 2005.

§ 2

The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 10 of the agenda:

Resolution No 6

concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2005.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2005:

1. Claude Moscheni - for the period from January 1, 2005, till December 31, 2005.
2. Erez Boniel - for the period from January 1, 2005, till December 31, 2005.
3. Sabina Czepielinda - for the period from January 1, 2005, till December 31, 2005
4. Paweł Dębowski - for the period from January 1, 2005, till December 31, 2005
5. Michael Flaxman - for the period from January 1, 2005, till December 31, 2005
6. Christophe Guillemot - for the period from January 1, 2005, till December 31, 2005
7. Michael Harvey - for the period from January 1, 2005, till December 31, 2005
8. Andrzej Przytuła - for the period from January 1, 2005, till December 31, 2005
9. Janusz Rożdżyński - for the period from January 1, 2005, till December 31, 2005
10. Denys Sappey - for the period from January 1, 2005, till December 31, 2005

§2

The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 11 of the agenda:

Resolution No 7

of the Annual General Meeting of Shareholders of "Orbis" S.A. concerning change in remuneration of "Orbis" S.A. Supervisory Board members.

Acting pursuant to Article 392 § 1 of the Code of Commercial Companies and Partnerships (official journal „Dz.U." 2000, No 94, item 1037, as later amended), § 21 section 1 point 2 of the "Orbis" S.A. Statutes, it is hereby resolved as follows:

§1

1. The value of individual remuneration of Supervisory Board members defined in § 1 points 2 and 3 of the Resolution no 9 of the Annual General Meeting of Orbis S.A. Shareholders dated June 7, 2001, concerning determining the principles of remuneration for members of Orbis S.A. Supervisory Board shall be amended as follows:

   1) save for the Supervisory Board Chairman, members of the Supervisory Board shall be paid an individual gross remuneration of PLN .... (say: ....)

   2) The Chairman of the Supervisory Board shall be paid a gross remuneration .... (say: ....).

2. The remaining provisions of the resolution referred to in section 1 shall not be amended.

§2

The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 12 of the agenda:

Resolution no 8
of the Annual General Meeting of Orbis S.A. Shareholders concerning determining the principles of additional remuneration for members of Orbis S.A. Supervisory Board appointed as members of the Orbis S.A. Supervisory Board Audit Committee or Orbis S.A. Supervisory Board Remuneration Committee.

Acting by virtue of Article 392 § 1 and 3 of the Code of Commercial Partnerships and Companies (official journal "Dz.U." dated 2000, No 94, item 1037, as amended) and in conjunction with the establishment, on March 15, 2006, of the Orbis S.A. Supervisory Board Audit Committee and Orbis S.A. Supervisory Board Remuneration Committee, it is hereby resolved as follows:

§ 1

Members of Orbis S.A. Supervisory Board appointed as members of the Orbis S.A. Supervisory Board Audit Committee or Orbis S.A. Supervisory Board Remuneration Committee shall receive additional remuneration according to the following terms and conditions:

1) Each of Supervisory Board members also appointed a member of the Orbis S.A. Supervisory Board Audit Committee or Orbis S.A. Supervisory Board Remuneration Committee shall be entitled to an additional remuneration for participation in a meeting of the Committee in the amount of .....% of the rate of individual remuneration determined in the Resolution no 9 of the General Meeting of Orbis S.A. Shareholders dated June 7, 2001, concerning determining the principles of remuneration for members of Orbis S.A. Supervisory Board, subject to stipulations of point 3;

2) Additional remuneration shall be paid within 14 days from the date of submitting to the Company of a document evidencing the participation of a Supervisory Board member, referred to in subsection 1, in the meeting of the Committee. Meetings of the Committee may be held via means of direct communication over distance on the condition that each member of the Committee is able to join in the discussion;

3) The value of all additional remunerations paid during a given financial year to a Supervisory Board member, referred to in subsection 1, may not be higher than ..... % of the total sum of individual remunerations paid to the said member paid during a given financial year on the basis of the Resolution no 9 of the General Meeting of Orbis S.A. Shareholders dated June 7, 2001, concerning determining the principles of remuneration for members of Orbis S.A. Supervisory Board;

4) Moreover, each member of the Supervisory Board, referred to in subsection 1, is entitled to a refund of documented expenses related to his participation in the works of the Orbis S.A. Supervisory Board Audit Committee or Orbis S.A. Supervisory Board Remuneration Committee.

§ 2

The resolution shall come into force on the date of its adoption and shall apply to the meetings of the Orbis S.A. Supervisory Board Audit Committee and Orbis S.A. Supervisory Board Remuneration Committee beginning from March 15, 2006.

Draft Resolution
regarding point 13 of the agenda:

Resolution No 9

concerning sale of the „Beskid" hotel located in Nowy Sącz at 1 Limanowskiego street as an organized part of Orbis S.A. business.

Acting pursuant to Article 393 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 3 of Orbis S.A. Statutes, it is hereby resolved as follows:

§ 1

The General Meeting of Orbis S.A. Shareholders hereby grants consent for the sale of the „Beskid" Hotel, located in Nowy Sącz at 1, Limanowskiego street, as an organized part of Orbis S.A. business, including, among others, the right to perpetual usufruct of real estate comprising of land - plot of land No 129/1 with an area of 4,875 sq.m. and the ownership title to the building of the "Beskid" Hotel developed on this plot of land, for which the Regional Court in Nowy Sącz VI Land and Mortgage Registry Division keeps the land and mortgage register No KW NS1S/00053617/7, movable property and other things and rights included in an organized part of Orbis S.A. business in the form of Orbis S.A. "Beskid" Hotel Branch, on terms and conditions, on the date and for the price negotiated by Orbis S.A. Management Board, in case Orbis S.A. Management Board takes a decision to sell the "Beskid" hotel as an operative business.

§ 2

The Resolution shall come into force upon its adoption.